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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 WASH. D.C. 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oddo Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York | New York | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Halesworth (212) 872-0234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2002
THOMSON FINANCIAL
P

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas | NY | NY | 10036
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Halesworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oddo Securities Corporation, as of Feb. 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President + CEO

Title

Notary Public

MEI LING YI
Notary Public, State Of New York
No. 01YI6055933
Qualified In Queens County
Commission Expires March 12, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NA
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODDO Securities Corporation

Statement of Financial Condition
As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
ODDO Securities Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ODDO Securities Corporation (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2002

ODDO Securities Corporation
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	341,869
Due from Parent		1,083,642
Receivable from clearing broker		52,957
Equipment, construction costs and leasehold improvements, net of accumulated depreciation and amortization of $46,575		24,938
Other assets		44,336
Total assets	$	1,547,742
Liabilities and stockholder's equity		
Liabilities		
Accounts payable and accrued expenses	$	322,607
Taxes payable		29,481
Total liabilities		352,088
Stockholder's equity		
Common stock, no par value		
Authorized 200 shares; issued 1 share		
Paid-in capital		1,349,911
Accumulated deficit		(154,257)
Total stockholder's equity		1,195,654
Total liabilities and stockholder's equity	$	1,547,742

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

ODDO Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and became a member of the National Association for Securities Dealers, Inc. The Company engages primarily in brokerage and investment advisory services with respect to French securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent. These trades are settled on a delivery versus payment basis.

2. **Significant Accounting Policies**

Cash and cash equivalents consist of cash and investments in certificates of deposit.

Furniture and equipment are fully depreciated in the period acquired.

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Depreciation is provided on a straight-line basis using estimated useful lines of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2001, the Company had net capital of $114,969 as compared with the required minimum net capital of $100,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under section (K)(2)(i) and (K)(2)(ii) of Rule 15c3-3.

4. **Income Taxes**

The Company's tax liability represents a deferred tax payable primarily due to differences between the cash and accrued basis of tax reporting net of tax net operating losses. The tax net operating losses begin to expire in 2013.

5. **Commitments and Contingencies**

The Company leases office space and certain equipment under an operating lease expiring on June 30, 2003. Aggregate minimum annual rental commitments are as follows:

Year ending December 31,	
2002	$ 67,512
2003	33,756
Total minimum future rental payments	$ 101,268

6. **Financial Instruments with Off-Balance Sheet Risk**

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. There were no such transactions open at December 31, 2001.

The company's cash and cash equivalents are with a bank.

7. **Related Party Transactions**

The Parent and other affiliates provide market research and technical advice to the Company at no cost. In addition, the Parent provides financing as needed to the Company.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

February 28, 2002

To the Board of Directors and
Stockholder of ODDO Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of ODDO Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

(3) Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(2) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP